KPMG LLP

Bay Adelaide Centre

444 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation

We consent to the use of:

  our Report of Independent Registered Public Accounting Firm dated February 17, 2021, addressed to the Shareholders and Board of Directors of IAMGOLD Corporation (the "Company"), on the consolidated financial statements of the Company which comprise the consolidated balance sheets of the Company as of December 31, 2020 and December 31, 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes; and

  our Report of Independent Registered Public Accounting Firm dated February 17, 2021 on the effectiveness of internal control over financial reporting as of December 31, 2020,

each of which is included in this annual report on Form 40-F of the Company for the year ended December 31, 2020.

We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-238310 on Form F-10 and No. 333-142127 on Form S-8 of IAMGOLD Corporation.

KPMG LLP

Chartered Professional Accountants, Licenced Public Accountants

February 17, 2021

Toronto, Canada